

11007921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

Commission file number: 001-14764

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CABLEVISION 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CABLEVISION SYSTEMS CORPORATION
1111 Stewart Avenue
Bethpage, New York 11714

CABLEVISION 401(k) SAVINGS PLAN

Table of Contents

* Schedules required for Form 5500, which are not applicable, have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Investment and Benefits Committee
Cablevision 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cablevision 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2010, and supplemental Schedule H, Line 4a- Schedule of Delinquent Participant Contributions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 20, 2011

CABLEVISION 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:		
Investments, at fair value:		
Registered investment company mutual funds	$601,320,059	$453,907,200
Common/collective trust funds	209,127,676	206,835,945
Cablevision stock fund (includes cash equivalents of $1,893,420 and $1,655,216)	72,396,454	62,709,782
Madison Square Garden stock fund (includes cash equivalents of $253,608)	12,680,032	—
Total investments	895,524,221	723,452,927
Participant loans	41,358,766	35,403,726
Receivables:		
Dividend and interest	427	46,646
Employer contribution	311,137	318,393
Participant contributions	951,088	973,608
Total receivables	1,262,652	1,338,647
Total assets	938,145,639	760,195,300
Liabilities:		
Other liabilities	803	21,390
Excess employee contributions (Note 8)	563,571	711,213
Total liabilities	564,374	732,603
Net assets available for benefits at fair value	937,581,265	759,462,697
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(410,296)	2,221,838
Net assets available for benefits	$937,170,969	$761,684,535

See accompanying notes to financial statements.

CABLEVISION 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	**2009**
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$103,096,427	$127,723,275
Interest and dividends from investments	17,833,558	14,470,887
Net investment gain	120,929,985	142,194,162
Interest from participant loans	1,972,327	2,146,835
Contributions:		
Employer	22,800,565	20,927,499
Participants	69,600,379	64,788,426
Rollovers	3,955,464	2,708,964
Total contributions	96,356,408	88,424,889
Total additions to net assets	219,258,720	232,765,886
Deductions from net assets attributed to:		
Benefits paid to participants	42,651,156	30,720,317
Administrative expenses	1,121,130	1,214,802
Total deductions from net assets	43,772,286	31,935,119
Net increase before transfers to the Plan	175,486,434	200,830,767
Net transfers to the Plan (Note 1(d))	—	39,243,608
Net increase after transfers to the Plan	175,486,434	240,074,375
Net assets available for benefits:		
Beginning of year	761,684,535	521,610,160
End of year	$937,170,969	$761,684,535

See accompanying notes to financial statements.

(1) Description of the Plan and Nature of Operations

The following description of the Cablevision 401(k) Savings Plan, (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a 401(k) defined contribution plan for the benefit of employees of CSC Holdings, LLC and certain subsidiaries and affiliated companies ("Cablevision" or the "Company"), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993 and has since been amended. The Plan generally covers full-time employees, however, certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Investment assets of the Plan are maintained under a trust agreement with Fidelity Management Trust Company (the "Trustee") and the Plan's recordkeeping administrative services are provided by Fidelity Employer Services Company LLC (collectively, "Fidelity"). All investment and participant loan transactions are executed by Fidelity at the direction of and for the exclusive benefit of participants under the Plan.

(b) Participants' Accounts

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income, gains and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions are invested based on participant direction. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may elect to divide their contributions or initiate a transfer among the investment fund options in whole increments of 1%, subject to certain restrictions. An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(c) Contributions

Eligible employees may, at their option, contribute up to 50% each year of their eligible pre-tax compensation (as defined under the Plan) and up to 10% of their after tax compensation into any of the available investment elections. Highly compensated employees may, at their option, contribute up to 25% of their eligible pre-tax compensation (as defined under the Plan) and up to 10% of their after tax compensation. The Plan provides that the Company make a matching contribution of 50% of the first 6% of a participant's pre-tax contribution to the Plan beginning with a participant's first contribution to the Plan. Annual contributions allocated to the participant's account cannot exceed the lesser of (a) $49,000 or

(b) 100% of a participant's compensation for the plan year. Contributions are subject to certain other limitations.

All newly hired or rehired full-time employees on or after July 1, 2008 are automatically enrolled in the Plan. Effective January 1, 2010 the default pre-tax contribution rate was increased from 3% to 6%, beginning with the first pay period 45 days after the employee's first day of employment (or rehire). These employees can elect to participate at a different rate or opt out of the Plan and their future contribution rates will be adjusted as soon as practicable although contributions already made to the Plan will not be refunded.

A participant who has made the maximum amount of permitted deferral contributions for a plan year, and who has attained or will attain age 50 during such plan year, may elect to make additional catch-up contributions. Catch-up contributions will be considered deferred contributions for all purposes under the Plan, except that catch-up contributions: (a) will not be subject to the percentage contribution limitations, and (b) will not exceed $5,500 for the plan years ended December 31, 2010 and 2009.

(d) Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. In addition, the Plan permits for direct transfers of participant accounts for employees in businesses that were acquired by the Company. Such transfers or rollovers to the Plan may only be made with the approval of the plan administrator and do not affect any other contributions made by or on behalf of a participant. Rollovers to the Plan amounted to $3,955,464 and $2,708,964, respectively for the years ended December 31, 2010 and 2009.

Transfers to the Plan of approximately $42,959,000 for the year ended December 31, 2009 related primarily to acquisitions made by the Company discussed below were offset by transfers out of approximately $3,715,000.

In July 2008, the Company and Tribune Company completed a series of transactions to form Newsday Holdings LLC and Newsday LLC, new limited liability companies that operate the Company's Newsday business. In December 2008, a portion of the assets relating to Newsday employees were transferred from the Tribune Company 401(k) Plan into the Plan and the remaining assets, including participant loans of approximately $40,055,000 were transferred to the Plan in January 2009 and is included in "Net transfers to the Plan" line within the statement of changes in net assets available for benefit.

In January 2009, assets of approximately $2,800,000 relating to the savings and retirement plan for employees of Sundance Channel LLC (acquired by the Company in June 2008) were transferred to the Plan and are also included in "Net transfers to the Plan" line within the statement of changes in net assets available for benefits.

Also, in January 2009, assets of approximately $27,000 relating to the 401(k) profit sharing plan and trust for employees of 4Connections (acquired by the Company in October 2008) were transferred to the Plan and are also included in "Net transfers to the Plan" line within the statement of changes in net assets available for benefits.

(e) Forfeited Accounts

Forfeitures are used primarily to reduce employer contributions, although the Plan does permit payment of Plan administrative expenses with available forfeited amounts. Forfeited amounts will be restored to a participant's account only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. In 2010 and 2009, employer contributions were reduced by $792,774 and $880,960, respectively, from utilizing forfeited nonvested accounts. In addition during 2010, the Plan used forfeitures of $23,848 for certain administrative expenses incurred by the Plan. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $148,767 and $124,481, respectively. The $148,767 at December 31, 2010 will be used to reduce future employer contributions or pay for administrative expenses.

(f) Fund Vesting

Participants immediately vest in their contributions, plus actual earnings thereon.

For new employees hired on or after January 1, 2008, the Company's matching contribution account becomes 100% vested upon the completion of three years of service. For existing employees hired prior to January 1, 2008 and not fully vested as of January 1, 2008, their Company's matching contribution account vesting was adjusted so that after one year of service 20% of their matching contribution account becomes vested, after two years 40% of their matching contribution account becomes vested, and after three years 100% of their matching contribution account becomes vested.

(g) Payment of Benefits

Upon retirement at normal retirement age, as defined, death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant (or his or her assigned beneficiary in the case of death). A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an Individual Retirement Account ("IRA") or an eligible retirement plan of all or part of the payment. Withdrawals prior to attaining retirement age are not permitted except in the event of retirement, disability or as a hardship distribution. Upon proof, to the satisfaction of the plan administrator, and in compliance with the Internal Revenue Code, of an immediate and heavy financial need, amounts contributed may be withdrawn for hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to retirement age. If a hardship withdrawal is made, a participant will be suspended from making contributions to the Plan for six months.

(h) Participant Loans Receivable

Subject to approval by the Plan's administrator, participants can have two loans outstanding at one time, a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. The loans are secured by the balance in the participant's account. Such borrowings generally must be repaid (through payroll deductions) within five years (or ten years when it is for the purchase of a principal residence) and up to 25 years for pre-existing loans for the purchase of a principal residence, that transferred into the Plan effective with the merger of another plan in January 2001. All loans bear interest at a rate fixed by the Plan administrator based on the interest rate currently being charged for loans of comparable size, risk and maturity when the application for the loan is approved. Participant loans receivable as of December 31, 2010 and 2009 bore interest at rates ranging from 4% to 10.5% with maturity dates through 2034. Participant loans receivable at December 31, 2010 and 2009 amounted to $41,358,766 and $35,403,726, respectively, and represents unpaid principal balance plus any accrued but unpaid interest.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The Plan's investment assets are stated at fair value at the end of the Plan year. Shares of mutual funds, as well as Cablevision and Madison Square Garden Company common stock, are traded on national securities exchanges and are valued at the last reported sales price on the last trading day of the Plan year. Certain of the Plan's common/collective trust funds are valued at the net asset value of shares held by the Plan at year end while others are presented at fair value with the related adjustment amount from contract value disclosed in the Plan's statement of net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 962 requires the Plan to report Guaranteed Investment Contracts ("GICs") at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting asset or liability which, when netted against the fair value, will equal contract value. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(c) ***Payment of Benefits***

Benefits are recorded when paid.

(d) ***Other Liabilities***

This liability represents primarily amounts due for investment transactions recorded which were not settled and paid at the end of the Plan year.

(e) ***Use of Estimates***

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Plan invests indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

(g) ***Recent Accounting Pronouncements***

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures* ("ASU 2010-06"). This update requires: (a) separate disclosures for significant transfers between Level I and Level II and the reasons for the transfers; (b) separate disclosure of purchases, sales, issuances, and settlements in the reconciliation of activity within Level III; (c) the use of judgment in determining the appropriate classes of assets and liabilities; and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for the Plan as of December 31, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level III fair value measurements. Those disclosures are effective for the Plan beginning after December 31, 2010. The Plan adopted ASU 2010-06 for the year ended December 31, 2010 except for the provisions that are not effective until the year ended December 31, 2011. The Plan is currently evaluating the impact of the provisions of ASU

2010-06 that are not effective until the year ended December 31, 2011 on its financial statements.

In September 2010, the FASB issued Accounting Standards Update ("ASU") 2010-25, *Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans*. This guidance, which was effective for the Plan as of December 31, 2010, requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The adoption of this guidance, which was applied retrospectively to all prior periods presented, did not have a material impact on the Plan's net assets or financial condition.

(h) Reclassifications

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 presentation.

(3) Investments

(a) Registered Investment Company Mutual Funds

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds.

(b) Cablevision Stock Fund

The Plan maintains an investment in the Cablevision stock fund which consists primarily of investments in Cablevision NY Group Class ("CNYG") A common stock. A participant's investment election for contributions to this fund is limited to 10% and participants are not permitted to transfer balances invested in other funds into this fund. The participants receive units of participation representing a percentage of the underlying assets which consists of CNYG stock, Fidelity Institutional Cash Portfolio Money Market Class I Fund shares, and dividends and interest receivables.

The Cablevision Stock Fund held 2,083,423 and 2,364,623 shares of CNYG Class A common stock valued at a quoted market value of $70,503,034 and $61,054,566, at December 31, 2010 and 2009, respectively. The Cablevision Stock Fund also held 1,893,420 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $1,893,420, and other receivables of $376 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits) at December 31, 2010. The Cablevision Stock Fund also held 1,655,216 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $1,655,216, and other receivables of $9,757 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits) at December 31, 2009. The amounts in the money market fund are invested in short-term money market instruments.

(c) Madison Square Garden Stock Fund

On February 9, 2010, Cablevision distributed to its stockholders all of the outstanding common stock of Madison Square Garden Company (formerly Madison Square Garden, Inc., "Madison Square Garden"), a company which owns the sports, entertainment and media businesses previously owned and operated by the Company's Madison Square Garden segment (the "MSG Distribution"). The MSG Distribution took the form of a distribution by Cablevision of one share of Madison Square Garden Class A Common Stock for every four shares of CNYG Class A Common Stock held of record at the close of business in New York City on January 25, 2010 (the "Record Date") and one share of Madison Square Garden Class B Common Stock for every four shares of CNYG Class B Common Stock held of record on the Record Date. In connection with the MSG Distribution, the Cablevision Stock Fund received for every four shares of CNYG Class A shares it owned, one share of Madison Square Garden Class A stock. These shares were transferred into a newly created Madison Square Garden Stock Fund.

Participants receive units of participation representing a percentage of the underlying assets which consist of Madison Square Garden stock, Fidelity Institutional Cash Portfolio Money Market Class I Fund shares, and interest receivable.

As of December 31, 2010, the Madison Square Garden Stock Fund held 482,018 shares of Madison Square Garden Class A common stock valued at a quoted market value of $12,426,424. The fund also held 253,608 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $253,608, and other receivables of $51 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits) at December 31, 2010. As with the Cablevision Stock Fund, the amount in the money market fund is invested in short-term money market instruments.

Plan participants may transfer all or any portion of their balance out of this fund and into the various funds offered by the Plan, but they may not direct any contributions or transfer any portion of their balance in the other funds offered by the Plan into this fund.

(d) Common/Collective Trust Funds

At December 31, 2010 and 2009, the common/collective trust funds available for participant contribution allocations included the Plan's investments in the Income Plus Fund, a sub-fund of the ABN AMRO Pooled Trust Fund for Employee Benefit Plans ("Income Plus"), the AllianceBernstein International Style Blend Collective Trust, and the EB Diversified Stock Fund, a sub-fund of the KeyBank Multiple Investment Trust for Employee Benefit Trusts.

The Income Plus fund primarily invests in a diversified portfolio of fully benefit-responsive Guaranteed Investment Contracts ("GICs"), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs. In a traditional GIC, the fund enters into a contract with an issuer (typically a bank or life insurance company, which provides for a stated rate of interest and a fixed maturity. In a synthetic GIC structure, the fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the "contract value" of the underlying investments. The value of the portfolio is not guaranteed.

Certain events may limit the ability of the Income Plus fund to transact at contract value with the issuer of the GICs. Withdrawals prompted by the Plan or by the Company, such as withdrawals resulting from the sale of a division of the Company, a corporate layoff or the addition of Plan investment options, for example, may be paid at the contract's market value, which may be more or less than contract value. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan's ability to transact at contract value with participants, is probable.

The common collective trusts discussed above are valued at the net asset value per unit as determined by the respective collective trust fund as of the valuation date, which approximates fair value.

The following individual investments represent 5% or more of net assets available for benefits as of December 31, 2010 and 2009:

	2010	2009
ABN AMRO Income Plus Fund (adjusted from fair value to contract value for fully-benefit responsive investment contracts)	$105,332,202	$103,590,825
Cablevision NY Group Class A Common Stock	70,503,034	61,054,566
EB Diversified Stock Fund	80,133,224	77,007,442
PIMCO Total Return Fund	88,737,111	74,744,991
Spartan International Index Fund - Investor Class	144,464,533	109,013,858
Vanguard Institutional Index Fund Institutional Plus	188,943,647	145,523,385
Vanguard Mid-Cap Index Institutional Fund	97,491,418	61,742,050

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

	2010	2009
Registered investment company mutual funds	$ 60,818,549	$ 92,859,916
Cablevision stock fund	28,412,664	23,380,256
Madison Square Garden stock fund	4,159,018	—
Common/collective trust funds	9,706,196	11,483,103
	$103,096,427	$127,723,275

(4) Fair Value Measurements

ASC Topic 820, *Fair Value Measurements*, defines fair value and establishes a framework for measuring fair value through a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

- Level I – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

- Level II – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

- Level III – Assets or liabilities whose significant value drivers are unobservable.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the Plan's valuation methodologies at December 31, 2010 and 2009. In addition, there were no significant transfers between Levels I or II for the year ended December 31, 2010.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value on a recurring basis as of December 31, 2010:

CABLEVISION 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	Level I	Level II	Level III	Total
Common/collective trust funds:				
Fixed income securities	$ —	$105,332,202	$ —	$105,332,202
International Equity	—	23,662,250	—	23,662,250
Domestic Equity	—	80,133,224	—	80,133,224
Registered investment company mutual funds:				
S&P Index Equity Funds	188,943,647	—	—	188,943,647
Mid-Cap Equity Funds	133,818,586	—	—	133,818,586
Small-Cap Equity Funds.......	45,356,182	—	—	45,356,182
International Equity	144,464,533	—	—	144,464,533
Fixed income Funds	88,737,111	—	—	88,737,111
Cablevision Stock Fund:				
Cablevision NY Group Class A Common Stock.....	70,503,034	—	—	70,503,034
Cash equivalents	1,893,420	—	—	1,893,420
Madison Square Garden Stock Fund:				
Madison Square Garden Company Class A Common Stock...............	12,426,424	—	—	12,426,424
Cash equivalents	253,608	—	—	253,608
Total investments measured at fair value	$686,396,545	$209,127,676	$ —	$895,524,221

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value on a recurring basis as of December 31, 2009:

	Level I	Level II	Level III	Total
Common/collective trust funds:				
Fixed income securities	$ —	$103,590,825	$ —	$103,590,825
International Equity	—	26,237,678	—	26,237,678
Domestic Equity	—	77,007,442	—	77,007,442
Registered investment company mutual funds:				
S&P Index Equity Funds	145,523,385	—	—	145,523,385
Mid-Cap Equity Funds	95,254,402	—	—	95,254,402
Small-Cap Equity Funds.......	29,370,564	—	—	29,370,564
International Equity	109,013,858	—	—	109,013,858
Fixed income Funds	74,744,991	—	—	74,744,991
Cablevision Stock Fund:				
Cablevision NY Group Class A Common Stock.....	61,054,566	—	—	61,054,566
Cash equivalents	1,655,216	—	—	1,655,216
Total investments measured at fair value	$516,616,982	$206,835,945	$ —	$723,452,927

The Plan's investment in common collective trust funds are valued based upon the net asset value of units owned by the Plan. These funds are not traded on an active market, however, there are frequent transactions which corroborate the validity of the net asset value. The Plan's valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets. The Plan's cash equivalents at December 31, 2010 and 2009 are classified as Level I because they are valued using quoted market prices.

(5) Party-in-Interest Transactions and Administrative Fees

Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor, as defined by the Plan.

Certain Plan investments are shares of mutual funds managed by Fidelity. As Fidelity is the trustee of the Plan, transactions involving these funds represent party-in-interest transactions.

Administrative, investment management and investment advisory fees of the Plan are paid from the assets of the Plan. Participants are charged for a portion of the cost to administer the Plan including the recordkeeping, accounting, legal and trustee services and other administrative services, which are deducted automatically from the participant's account. Participants are also charged for certain transactions, such as the processing of a loan. These costs, as well as certain investment management and investment advisory fees paid from Plan assets in 2010 and 2009 amounted to $1,121,130 and $1,214,802, respectively. Certain other administrative and advisory fee expenses in 2010 and 2009 were paid by the Company.

In addition, certain Plan investments are shares of common stock issued by Madison Square Garden. Since Madison Square Garden employees participate in the Plan, transactions involving Madison Square Garden common stock are considered party-in-interest transactions.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated July 23, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator, the Plan and its underlying trust are currently designed and have operated in compliance with the applicable provisions of the IRC.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(7) Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

(8) Excess Employee Contributions

The Plan is subject to certain non-discrimination rules under ERISA and the IRC. For the Plan years ended December 31, 2010 and 2009, the Plan failed certain of the non-discrimination tests under the IRC due to lower contribution percentages by non-highly compensated eligible employees relative to the contribution percentages of highly compensated eligible employees. In order to meet the requirements of the non-discrimination rules, the Plan refunded a portion of the contributions made by highly compensated participants, in accordance with applicable provisions of the Code. In March 2011 and 2010, excess employee contributions and the related earnings on these contributions for the 2010 and 2009 Plan years in the amount of $563,571 and $711,213, respectively, were refunded to the affected participants. The refunds are recorded as "Excess employee contributions" in the December 31, 2010 and 2009 Statements of Net Assets Available for Benefits and included in "Benefits paid to participants" on the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009.

(9) Other Matters

On December 16, 2010, Cablevision announced that its Board of Directors authorized Cablevision's management to move forward with the spin-off of Rainbow Media Holdings to Cablevision's stockholders (the "AMC Networks Distribution"). On March 10, 2011, the Company announced that its Rainbow Media Holdings business would be renamed AMC Networks Inc. ("AMC Networks") in connection with the proposed AMC Networks Distribution. The AMC Networks Distribution is expected to be completed by mid-year 2011, subject to necessary approvals. It is anticipated that the AMC Networks Distribution would be in the form of a pro rata distribution to all stockholders of Cablevision, with holders of CNYG Class A common stock receiving Class A shares in AMC Networks and holders of CNYG Class B common stock receiving Class B shares in AMC Networks. Both Cablevision and AMC Networks would continue to be controlled by the Dolan family through their ownership of Class B shares.

Completion of the AMC Networks Distribution is subject to a number of external conditions, including the effectiveness of a Form 10 with the Securities and Exchange Commission and the finalization of the terms and conditions of the required financing.

It is anticipated that employees of AMC Networks who participate in the Plan will begin participation in an AMC Networks-sponsored 401(k) savings plan in 2012. At such time, the applicable participant accounts are expected to be transferred from the Plan to the AMC Networks-sponsored plan.

(10) Subsequent Events

Effective February 1, 2011, the Plan was amended to allow participants to make contributions and in-plan conversions on an after tax basis through a Roth account feature within the Plan.

In February 2011, employees of Madison Square Garden who participated in the Plan began participation in the Madison Square Garden 401(k) Savings Plan and their participant accounts of approximately $81,300,000 were transferred from the Plan to the Madison Square Garden-sponsored plan.

In May 2011, the Plan was amended so that immediately after the AMC Networks Distribution, employees of AMC Networks who participate in, or are eligible to participate in, the Plan will continue to participate, or be eligible to participate, in that plan, but with special enhancements available only to eligible AMC Networks employees, as follows: AMC Networks employees will be eligible for an enhanced employer matching contribution equal to 100% on the first 3% of their elective deferrals plus 50% on the next 2% of their elective deferrals. The maximum matching contribution will be equal to 4% of a participant's eligible compensation. This compares with the current matching contribution of 50% on the first 6% of elective deferrals, for a maximum matching contribution of 3%. Matching contributions will continue to be made each payroll period, and eligible AMC Networks employees will receive an additional employer provided year-end contribution to their Plan accounts equal to 4% of eligible compensation. The contribution will be provided to all eligible employees who are active on the last day of the plan year and who complete 1,000 hours of service in such year, regardless of whether, or how, much they contribute to the Plan.

(11) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$937,170,969	$761,684,535
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	410,296	(2,221,838)
Net assets available for benefits per the Form 5500	$937,581,265	$759,462,697

The following is a reconciliation of the net investment gain per the financial statements for the years ended December 31, 2010 and 2009 to the Form 5500:

	2010	2009
Net investment gain per the financial statements	$120,929,985	$144,340,997
Interest from participant loans	1,972,327	2,146,835
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31	2,221,838	8,669,102
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31	410,296	(2,221,838)
Total investment income per the Form 5500	$125,534,446	$152,935,096

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

(12) Nonexempt Transaction

During 2009, there was an unintentional delay by the Plan sponsor in submitting certain employee deferrals in the amount of $285 to the Trust. On June 18, 2010 and June 22, 2010, the net amount due to the Plan was deposited to the Trust of $218 and $67, respectively, including lost interest of $13 and $2, respectively.

CABLEVISION 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Registered investment company mutual funds:			
	The Vanguard Group	Vanguard Institutional Index Fund Institutional Plus, 1,642,845 shares	**	$188,943,647
	The Vanguard Group	Vanguard Strategic Equity Investment Fund - Investor Shares, 1,982,924 shares	**	36,327,168
	The Vanguard Group	Vanguard Mid-cap Index Fund - Institutional Shares, 4,788,380 shares		97,491,418
	The Vanguard Group	Vanguard Small-Cap Index Fund - Institutional Shares, 742,707 shares		25,823,937
	Prudential	PRU TARGET Small Capitalization Value Fund, 948,628 shares	**	19,532,245
*	Fidelity Investments	Spartan International Index Fund - Investor Class, 4,107,607 shares	**	144,464,533
	PIMCO Funds	PIMCO Total Return Fund, 8,178,536 shares	**	88,737,111
				601,320,059
	Common/collective trust funds:			
	ABN AMRO Investment Trust Company	Income Plus Fund, 104,921,906 shares	**	105,332,202
	AllianceBernstein	International Style Blend Collective Trust, 3,113,454 shares	**	23,662,250
	Key Bank	EB Diversified Stock Fund, 6,562,918 shares	**	80,133,224
				209,127,676
	Cablevision stock fund:			
*	Cablevision Systems Corporation	Cablevision NY Group Class A Common Stock, 2,083,423 shares	**	70,503,034
*	Fidelity Investments	Fidelity Institutional Cash Portfolio Money Market Fund Class I, 1,893,420 shares	**	1,893,420
				72,396,454
	Madison Square Garden stock fund:			
*	Madison Square Garden Company.	Madison Square Garden Company Class A Common Stock, 482,018 shares	**	12,426,424
*	Fidelity Investments	Fidelity Institutional Cash Portfolio Money Market Fund Class I, 253,608 shares	**	253,608
				12,680,032
*	Plan Participants	Participant loans, 7,233 loans outstanding at varying amounts, maturing on various dates through 2034, at interest rates ranging from 4% to 10.5%	**	41,358,766
				$936,882,987

* Represents a party-in-interest to the Plan.

** Historical cost is not required as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

CABLEVISION 401(k) SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2010

Participant contributions transferred late to Plan	Total that constitute nonexempt prohibited transactions			
	Contributions not corrected	Contributions corrected outside of VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$285	$ —	$285	$ —	$ —

During 2009, there was an unintentional delay by the Plan sponsor in submitting certain employee deferrals in the amount of $285 to the Trust. On June 18, 2010 and June 22, 2010, the net amount due to the Plan was deposited to the Trust of $218 and $67, respectively, including lost interest of $13 and $2, respectively.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.	
23	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Investment and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABLEVISION 401(k) SAVINGS PLAN



Date: June 20, 2011

By: Robert Doodian
Member of the Cablevision Investment and Benefits Committee

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Cablevision Systems Corporation
Cablevision 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-134260 and No. 333-57924) on Form S-8 of Cablevision Systems Corporation, of our report, dated June 20, 2011, with respect to the statements of net assets available for benefits of Cablevision 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended, supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 and supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2010, which report appears in the annual report on Form 11-K for the year ended December 31, 2010.

KPMG LLP

New York, New York
June 20, 2011